LockeBridge Partners, Inc.
Statement of Operations
Year Ended December 31, 2015

Revenue	$0
Expense	
Taxes	1,253
Banking Fees	(60)
Professional Fees	11,450
Rental Expense	2,000
Licensing and Registration	3,651
Total Expense	18,294
Net Loss	$ (18,294)

The accompanying notes are an integral part of these financial statements.